November 28, 2016

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Suzanne Hayes

Re:	Tetraphase Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed November 8, 2016
File No. 333-214500

Ladies and Gentlemen:

On behalf of Tetraphase Pharmaceuticals, Inc. (the “Company”), submitted herewith is amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 relating to the registration under the Securities Act of 1933, as amended, of various securities of the Company (the “Registration Statement”).

Amendment No. 1 is being filed to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 18, 2016 (the “Comment Letter”) relating to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Registration Fee Table

1.	On page 19, you state that you may offer warrants as part of a unit. Further, counsel has opined with respect to units on page 4 of Exhibit 5.1. Please revise the Calculation Fee Table and prospectus cover page to include the units being offered and add a brief description of the units to the disclosure provided in response to Item 9 of Form S-3.

Response:

In response to the Staff’s comment, the Company deleted any references in the Registration Statement to the offering of units as the Company does not plan to offer units pursuant to the Registration Statement. Further, our counsel has deleted any references to units in its opinion included as

Securities and Exchange Commission

November 28, 2016

Exhibit 5.1 to Amendment No. 1. As a result, the Company did not make any changes to the Calculation of Fee Table or the prospectus cover page.

Incorporation by Reference, page 2

2.	Please incorporate by reference from your Form 8-K dated January 11, 2016. See Item 12(a)(2) of Form S-3.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Registration Statement to include the Form 8-K dated January 11, 2016.

Exhibit 5.1

3.	We note the qualification on page 3 that counsel expresses “no opinion herein as to the laws of any state or jurisdiction other than the state laws of the Commonwealth of Massachusetts, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.” However, Exhibit 4.3, Section 16 and Exhibit 4.4, Section 17 provide that New York law will govern the debt securities being offered. Please file a revised legal opinion which includes the law of the jurisdiction governing the debt securities.

Response:	In response to the Staff’s comment, the Company has filed as a new Exhibit 5.1 to Amendment No. 1 a revised legal opinion which opines with respect to New York law.

If you have any further questions or comments, or if you require any additional information, please contact Maria Stahl, the Company’s Senior Vice President and General Counsel, at (617) 231-7160 or the undersigned by telephone at (617) 526-6663.

Thank you for your assistance.

Very truly yours,

/s/Stuart Falber
Stuart M. Falber

cc:	Jeffrey Gabor

Maria Stahl